Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are resident in the United Kingdom, or if not, another appropriately authorised independent adviser.

If you have sold or otherwise transferred all of your holdings of Ordinary Shares, you should immediately forward this document as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The Notice of General Meeting to be held at 3:00 p.m. (BST) on 8 June 2023 is set out at the end of this document. The General Meeting will be held at 6 Stratton Street Mayfair, London W1J 8LD.

You will be able to submit a proxy electronically using the website www.signalshares.com. Further details in respect of electronic submission of proxy votes are set out in the Notes to the Notice of General Meeting on page 10. Shareholders of the Company may request a hard copy form of proxy directly from the Company’s registrar, Link Group at shareholderenquiries@linkgroup.co.uk or on Tel: 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30, Monday to Friday excluding public holidays in England and Wales. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service or if you are an institutional investor, through the Proxymity platform.

RENALYTIX PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with company number 11257655)

Notice of General Meeting

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

This document should be read as a whole. Your attention is drawn to the letter from Christopher Mills, the Non-Executive Chairman of the Company, on pages 5 to 7 of this document in which the Directors recommend that you vote in favour of each of the Resolutions to be proposed at the General Meeting referred to below.

Cautionary note regarding forward-looking statements:

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 30 June 2022. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, the UK Market Abuse Regulation, and/or the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

DEFINITIONS	3
LETTER FROM THE CHAIRMAN	5
NOTICE OF GENERAL MEETING	8
CONTACT DETAILS	13

DEFINITIONS

The following words and expressions apply throughout this document and the Notice of General Meeting, unless the context requires otherwise:

“2022 AGM”	the Company’s 2022 annual general meeting held on 19 December 2022;
“2023 AGM”	the Company’s 2023 annual general meeting;
“2023 Private Placement”	the c.US$20.3 million private placement of Ordinary Shares and ADSs announced by the Company on 8 February 2023;
“Act”	the Companies Act 2006 (as amended);
“ADSs”	American Depositary Shares, each representing two Ordinary Shares;
“AIM”	AIM, a market operated by the London Stock Exchange;
“AIM Rules for Companies”	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange, as amended from time to time;
“Articles”	the articles of the association of the Company in force at the date of this document;
“BST”	British Summer Time;
“Company” or “Renalytix”	Renalytix plc, a company registered in England and Wales with company number 11257655 and registered office at Finsgate, 5-7 Cranwood Street, London, EC1V 9EE, United Kingdom;
“Convertible Bonds”	the US$21.2 million in principal of amortising senior convertible bonds due April 2027 issued by the Company in April 2022;
“Directors” or “Board”	the directors of the Company as at the date of this document, whose names are set out on page 5 of this document, and a “Director” means any one of them;
“Existing Issued Share Capital”	the existing issued Ordinary Shares in the capital of the Company, which as at 10 May 2023 is 93,781,478 Ordinary Shares;
“GM” or “General Meeting”	the General Meeting of the Company to be held at 3:00 p.m. (BST) on 8 June 2023, notice of which is set out on pages 8 to 9 of this document;
“Link Group” or “Registrar”	Link Group, the Company’s registrar;
“London Stock Exchange”	London Stock Exchange plc;

“Notice of General Meeting”	the notice convening the General Meeting as set out set out on pages 8 to 9 of this document;
“Ordinary Shares”	the ordinary shares of £0.0025 each in the capital of the Company;
“Resolutions”	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting;
“SEC”	the U.S. Securities and Exchange Commission;
“Shareholders”	the holders of Ordinary Shares;
“Sterling” or “£”	pounds sterling, the basic unit of currency in the UK;
“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland; and
“US$”	US dollars, the basic unit of currency in the United States.

LETTER FROM THE CHAIRMAN

RENALYTIX PLC

(incorporated and registered in England and Wales under the Act with registered number 11257655)

Directors:		Registered Office:
Christopher Mills	(Non-Executive Chairman)	Finsgate 5-7 Cranwood Street London EC1V 9EE United Kingdom
James McCullough	(Chief Executive Officer)
Fergus Fleming	(Chief Technical Officer)
Daniel Levangie	(Non-Executive Director)
Erik Lium, Ph.D.	(Non-Executive Director)
Chirag R. Parikh, Ph.D, M.D.	(Non-Executive Director)
Timothy Scannell	(Non-Executive Director)

11 May 2023

Dear Shareholder,

Notice of General Meeting

1. Introduction

At the 2022 AGM, Shareholders granted the Directors authority to (a) allot shares and grant rights to subscribe for, or convert any security into, shares in the Company up to an aggregate nominal amount of £61,785.77 (representing 33% of the Company’s then issued share capital) and (b) allot further equity securities in connection with a rights issue up to an aggregate nominal amount of £61,785.77. In addition, Shareholders approved the disapplication of pre-emption rights to allow for the issue of Ordinary Shares in an offering made on a pre-emptive basis or otherwise up to a maximum aggregate nominal amount of £46,807.40 (representing 25% of the Company’s then issued share capital). All of the authority to allot shares on a non-pre-emptive basis granted to the Directors at the 2022 AGM was utilised for the purposes of the 2023 Private Placement, which completed on 9 February 2023.

Your Board is therefore convening the General Meeting to seek further authority to allot shares and disapplication of pre-emption rights in the period between the General Meeting and the 2023 AGM, which will be held later in the year in the ordinary course. Further details of the authorities sought are set out in paragraph 4 (Resolutions) below.

At the end of this Document is a notice convening the General Meeting which is to be held at 6 Stratton Street Mayfair, London W1J 8LD at 3:00 p.m. (BST) on 8 June 2023 at which the Resolutions will be proposed.

2. Action to be taken in respect of the General Meeting

You will not receive a hard copy form of proxy with this document. Instead, you will be able to submit a proxy electronically using the link www.signalshares.com. You will need to log into your Signal Shares account or register if you have not previously done so. To register you will need your Investor Code which is detailed on your share certificate or available from Link Group. Proxies submitted electronically must be submitted by no later than 3:00 p.m. (BST) on 6 June 2023. You can also vote electronically via the shareholder app LinkVote+ or, if you are an institutional investor, via the Proxymity platform; full details are set out in the Notes to the Notice of General Meeting.

You may request a hard copy form of proxy directly from Link Group, shareholderenquiries@linkgroup.co.uk or on +44(0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30 (BST), Monday to Friday excluding public holidays in England and Wales. Hard copy forms of proxy must be received by no later than 3:00 p.m. (BST) on 6 June 2023.

A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the notes to the Notice of General Meeting. Proxies submitted via CREST (under ID RA10) must be sent as soon as possible and in any event so as to be received by no later than 3:00 p.m. (BST) on 6 June 2023 in order to be valid.

The completion and return of a form of proxy, submitting a proxy instruction electronically or submitting a CREST proxy instruction will not preclude Shareholders from attending and/or voting at the General Meeting should they so wish.

3. How to attend, speak and vote at the General Meeting

The General Meeting will be held at 6 Stratton Street Mayfair, London W1J 8LD. The General Meeting will commence at 3:00 p.m. (BST) on 8 June 2023. Please be prepared to provide evidence of your shareholding and/or identity.

Questions on the day will be taken from Shareholders attending the General Meeting who raise their hand. We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

Shareholders who wish to vote are encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadlines set out in paragraph 2 (Action to be taken in respect of the General Meeting) above. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

In the event that the General Meeting arrangements change, the Company will issue a further communication via a regulatory information service. As such, we strongly recommend Shareholders monitor such communications, which can also be found on our website at https://investors.renalytix.com/news-and-events/news-releases/general.

4. Resolutions

The business to be conducted at the General Meeting consists of consideration of the following Resolutions. Resolution 1 is proposed as an ordinary resolution. This means that for this resolution to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 2 is proposed as a special resolution. This means that for this resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

The Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares (other than pursuant to an employees’ share scheme as described in the Act) if authorised to do so by Shareholders. The Directors also require authority from Shareholders to allot equity securities (as defined in the Act) where they propose to do so for cash and otherwise than to existing Shareholders pro rata to their holdings.

All of the authority to allot shares on a non-pre-emptive basis granted to the Directors at the 2022 AGM was utilised for the purposes of the 2023 Private Placement. Your Board is therefore convening the General Meeting to seek further authority to allot shares and disapplication of pre-emption rights. These authorities would be valid until the 2023 AGM, which will be held later in the year in the ordinary course.

The Board believes that it is important for the Directors to have the flexibility to raise funds through the issue of new equity as required to finance the Company’s growth plans and working capital requirements (including to fund required amortisation and interest payments on the Convertible Bonds should the Company elect to make such payments in cash).

Resolution 1

Resolution 1 is an ordinary resolution to authorise the Directors to allot new shares or grant rights to subscribe for, or convert any security into, shares up to an aggregate nominal value of £77,369.72, representing approximately 33% of the Existing Issued Share Capital.

The authority granted by this Resolution will expire (unless previously renewed, revoked or varied) on 8 September 2024 (being 15 months from the passing of the Resolution) or at the conclusion of the next annual general meeting of the Company following the passing of the Resolution, whichever occurs earlier. We therefore expect this authority to expire at the conclusion of the 2023 AGM.

Resolution 2

Resolution 2 is a special resolution to give the Directors power to allot equity securities for cash and/or sell Ordinary Shares held by the Company as treasury shares otherwise than to existing Shareholders pro rata to their holdings. Other than in connection with a pre-emptive offer, this power will be limited to shares of a maximum aggregate nominal value of £46,890.74, being approximately 20% of the Existing Issued Share Capital.

The power granted by this Resolution will expire (unless previously renewed, revoked or varied) on 8 September 2024 (being 15 months from the passing of the Resolution) or at the conclusion of the next annual general meeting of the Company following the passing of the Resolution, whichever occurs earlier. We therefore expect this power to expire at the conclusion of the 2023 AGM.

5. Directors’ recommendation and voting intentions

The Directors consider the Resolutions to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 13,457,331 Ordinary Shares, representing approximately 14.35% of the issued capital of the Company as at 10 May 2023, the latest practicable date prior to the publication of this document.

Yours faithfully,

Christopher Mills

Non-Executive Chairman

NOTICE OF GENERAL MEETING

RENALYTIX PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 11257655)

NOTICE IS HEREBY GIVEN that a General Meeting of Renalytix plc (the “Company”) will be held at 3:00 p.m. (BST) on 8 June 2023 at 6 Stratton Street Mayfair, London W1J 8LD to consider, and if thought fit, pass the following resolutions of which Resolution 1 will be proposed as an ordinary resolution and Resolution 2 as a special resolution.

ORDINARY RESOLUTION

1. That, in substitution for any existing such authorities (but without prejudice to any allotment of Relevant Securities (as defined below) made or agreed to be made pursuant to such authorities), the Directors be and they are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to allot shares and grant rights to subscribe for, or convert any security into, shares of the Company (all of which transactions are hereafter referred to as an allotment of “Relevant Securities”) up to a maximum aggregate nominal amount of £77,369.72 (representing approximately 33% of the Company’s issued share capital).

The authority conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 8 September 2024, whichever is earlier, save that the Company may, before such expiry, revocation or variation, make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired or been revoked or varied.

SPECIAL RESOLUTION

2. That, subject to and conditional upon the passing of Resolution 1 above, the Directors be given power in accordance with sections 570 and 573 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred by Resolution 1 above and/or sell treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with an offer or issue of equity securities to or in favour of (a) holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings and (b) holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, the use of more than one currency for making payments in respect of such offer, treasury shares, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(ii) the allotment of equity securities for cash pursuant to the authority granted under Resolution 1 (otherwise than under paragraph (i) of this Resolution 2) up to a maximum aggregate nominal amount of £46,890.74, which represents approximately 20% of the Company’s issued share capital.

The power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company, or the close of business on 8 September 2024, whichever is earlier save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after such expiry, revocation or variation and the Directors may allot equity securities and sell treasury shares pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Sections 570 and 573 of the Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.

Registered Office	BY ORDER OF THE BOARD
Finsgate 5-7 Cranwood Street London EC1V 9EE United Kingdom
Salim Hamir
11 May 2023	Company Secretary

NOTES TO THE NOTICE OF GENERAL MEETING

Arrangements for the General Meeting

The General Meeting will be held on 8 June 2023 at 3:00 p.m. (BST) at 6 Stratton Street Mayfair, London W1J 8LD.

Shareholders who wish to vote are encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadlines set out in paragraphs 3, 4, 5 and 8 below. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

In the event that the General Meeting arrangements change, the Company will issue a further communication via a regulatory information service. As such, we strongly recommend Shareholders monitor such communications, which can also be found on our website at https://investors.renalytix.com/news-and-events/news-releases/general.

1. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 and article 49.4 of the Articles, the Company specifies that only those members registered on the Company’s register of members at the close of business on 6 June 2023 shall be entitled to attend and vote at the General Meeting or adjourned meeting (as applicable) in respect of the number of Ordinary Shares registered in their name at the time. Changes to the register of members after that time will be disregarded in determining the rights of any person to attend or vote at the General Meeting.

2. If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak, and vote at the General Meeting. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form (if requested). A proxy does not need to be a member of the Company, but must attend the General Meeting to represent you. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. To appoint more than one proxy, please contact the Registrar at the address set out in note 5 below. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

3. You will not receive a hard copy form of proxy with this document. Instead, you will be able to submit your proxy electronically using the link www.signalshares.com. You will need to log into your Signal Shares account, or register if you have not previously done so. To register you will need your Investor Code, which is detailed on your share certificate or available from the Registrar. Proxies submitted electronically must be submitted by no later than 3:00 p.m. (BST) on 6 June 2023.

4. You can also vote electronically:

• by downloading the new shareholder app, LinkVote+, on the Apple App Store or Google Play and following the instructions; or

• if you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 3:00 p.m. (BST) on 6 June 2023 in order to be considered valid or, if the meeting is adjourned, by the time which is 48 hours before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

5. You may request a hard copy form of proxy directly from Link Group at shareholderenquiries@linkgroup.co.uk or on Tel: 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30 (BST), Monday to Friday excluding public holidays in England and Wales. To be valid, any hard copy form of proxy and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power or authority or other instrument appointing a proxy must be completed and returned to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL no later than 3:00 p.m. (BST) on 6 June 2023.

6. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service should do so in accordance with the procedures set out below.

7. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting (and any adjournment of the Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com/). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID RA10) by 3:00 p.m. (BST) on 6 June 2023. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

10. Unless otherwise indicated on the Form of Proxy, CREST, Proxymity or any other electronic voting instruction, the proxy will vote as they think fit or, at their discretion or withhold from voting.

11. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

12. To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Group at the contact details noted in note 5 above. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

13. In order to revoke a proxy instruction you will need to inform the Company by contacting Link Group on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30, Monday to Friday excluding public holidays in England and Wales. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by Link Group no later than 3:00 p.m. (BST) on 6 June 2023. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

14. Appointment of a proxy does not preclude you from attending the General Meeting and voting in person.

15. Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same Ordinary Shares.

16. As at 5:00 p.m. (BST) on the day immediately prior to the date of posting of this Notice of General Meeting, the Company’s issued share capital comprised 93,781,478 Ordinary Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 5:00 p.m. (BST) on the day immediately prior to the date of posting of this Notice of General Meeting is 93,781,478.

17. You may not use any electronic address provided either in this Notice of General Meeting or any related documents (including any hard copy form of proxy) to communicate with the Company for any purposes other than those expressly stated.

18. Any member attending the General Meeting has the right to ask questions.

19. In accordance with the Articles, voting on all resolutions at the General Meeting will be on a poll rather than a show of hands.

20. A copy of this Notice, and other information required by Section 311A of the Act, can be found on the Company’s website at www.renalytix.com.

CONTACT DETAILS

Renalytix plc

Finsgate

5-7 Cranwood Street

London

EC1V 9EE

United Kingdom

www.renalytix.com

The Registrar

Link Group

Central Square

29 Wellington Street

Leeds

LS1 4DL

Lawyers

Cooley (UK) LLP

22 Bishopsgate

London

EC2N 4BQ

United Kingdom

If you are an ordinary Shareholder, please contact Link Group at www.signalshares.com if you would like to change your election on how you receive Shareholder documents in the future.